Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640




A NOTE FROM STEVE FISCHBACH, VP INVESTOR RELATIONS, CARDINAL HEALTH

Yesterday was a curious day in the market for Cardinal Health. What an understatement! I'd like to provide some perspective on an analyst's note issued yesterday in response to questions that I have received from many in the investment community. Questions of particular interest seem to be about the pharmaceutical distribution industry's structure and top line expectations, and any perceived changes in the fundamental profit drivers.

In essence, the note acknowledged industry trends we've been talking about for some time, but included a few misinterpretations. Cardinal Health remains positive about the pharmaceutical distribution portion of our business and I'd like to tell you why.

But let me first start with the discussion of the "industry" which was described yesterday in an analyst's report as the "drug wholesaler segment". As many of you know, drug distribution is an important part of Cardinal Health and represents about 45% of our earnings. Medical surgical manufacturing and distribution, drug delivery and manufacturing, and automation technologies make up the remaining 55% of our earnings. Cardinal Health's diverse earnings stream is an extremely important part of the Company's ability to grow across various market segments and to deliver consistent earnings growth in various market cycles. We effectively combine our offerings and have consistently earned higher margins versus our competition because of the broad and diverse value that we deliver to our customers. The analyst's report yesterday, however, focused solely on the pharmaceutical distribution business, so I will primarily address that in my note.

STRUCTURE OF THE INDUSTRY AND TOP LINE EXPECTATIONS
---------------------------------------------------

First, it's important to understand the structure of the pharmaceutical distribution industry and why we believe it's in one of the best competitive and structural positions in its long history. Drug distribution firms are now positioned as a very important and indispensable part of the health care industry. Today there are primarily three companies that distribute the majority of product flow in the pharmaceutical industry. The pharmaceutical industry over the past decade has grown about 13% per year and the projection for the next five years is for growth of between 11% and 14%. So despite all the talk of a major slowdown in the industry, revenue growth is still strong and consistent with the growth of the past decade. The growth is particularly favorable when you compare it to an overall U.S.economy that is expected to grow in the 3% range for the next five years. A Medicare drug benefit, under consideration in Washington, D.C., would add to the top line potential of pharmaceuticals over the next five years.

Second, positive trends within pharmaceutical distribution could turn out to be even stronger. Of the approximately $170 billion in volume in the drug industry, about 65% goes through the pharmaceutical distribution group. The cost structure of the distribution industry is below 2.5% and the industry has the potential to bring those costs down even further. As costs continue to decline, larger warehousing chains and mail order firms will face an increasingly attractive economic opportunity, namely the opportunity to buy on a just-in-time basis from the distribution industry where they currently buy direct into their warehouses. That, we believe, is a real structural potential change in an industry that already is expected to experience strong growth.

Finally, real returns on capital in the pharmaceutical distribution industry are at all-time highs for every player. So this isn't just a high growth industry but one in which the utilization of capital is improving and where every major player earns a pretax return on capital that exceeds 20%.

PROFIT MODEL IN DISTRIBUTION - NATURAL EVOLUTION, NOT A REVOLUTION?
-------------------------------------------------------------------

Much was discussed in yesterday's analyst note about the structural change in how distribution companies earn vendor margins. Certainly, the way Cardinal Health earns margin today is different than the way we earned vendor margins even five years ago. But that is a positive trend. The market is constantly changing and our ability to innovate and work with manufacturers on new programs has been a competitive advantage of Cardinal Health.

Pharmaceutical price inflation, or the potential deceleration in inflation, was certainly a hot topic yesterday. While inflation is an element of any distribution company's profit equation, inflation does tend to change over time depending on the strength of the pharmaceutical market and the influence of generic products. Today pharmaceutical price inflation is very strong and is substantially higher in the past three months versus the same period last year. The inflation rates reported in the analyst's report yesterday were much lower than our experience mainly due to the impact of price deflationary products, namely generics, included in the analyst's data. Given the strength in the generic market, that would tend to have an unusually high influence on reported inflation. And keep in mind, distribution companies are generally price protected from the vendors for price declines. Cardinal's real inflation rate reflects increases in the fastest moving branded products in the market, or the products that make up most of our inventory balances.

In addition to the inflation topic, yesterday we were exposed to the idea of "less favorable trading relationships" developing between manufacturers and distributors in the form of Inventory Management Agreements or "IMAs". The fact is that IMAs have been part of the wholesale pharmaceutical industry for over five years and today Cardinal has a significant number of IMAs in place, all entered into for the benefit of both Cardinal Health and the manufacturer. These agreements, as correctly stated in yesterday's note, entail a limit on "spec" buying in exchange for payments of various forms. The implication that this is a major change in the structure of the industry is simply erroneous. The industry has evolved to include IMAs as a major way of doing business and the economics of the agreements have been favorable to Cardinal Health. We earn similar profits on these agreements while gaining the benefit of reducing capital investments. Hence, for Cardinal over the past several years, IMAs have contributed to our profit expansion and improving returns on capital.

CONCLUSION
----------

I am not sure that we learned anything more yesterday about the structure of the industry than was evident over six months ago. It is common knowledge that the pharmaceutical market has slowed this year to a growth rate in the low double digits. It's hard to determine from very recent data that there is a major change from the widely predicted growth rates in the industry. Cardinal Health is well positioned to grow even faster than the markets in which we compete as we bring unique solutions to our manufacturer and provider customers. In addition, our cash flow generation over the next five years should provide an opportunity to continue to invest in the long-term growth of our businesses, expanding both the scale and the proprietary nature of what we do.

If you have an questions about the information in this email please call either Suzie Stoddard (614-757-7542) or me (614-757-7067).

Thanks,

Steve Fischbach
VP Investor Relations
Cardinal Health, Inc.

                                     * * *


Except for historical information, all other information contained herein consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution outsourcing patterns for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic conditions. Cardinal undertakes no obligation to update or revise any forward-looking statements.


Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed by Syncor to Syncor shareholders on October 17, 2002 and filed with the SEC. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/ prospectus at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Cardinal or Syncor. Cardinal and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus mailed to the stockholders of Syncor in connection with the transaction, each of Cardinal and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal or Syncor. Investors should read the proxy statement/prospectus carefully before making any voting or investment decision.